DISSIDENT FORM OF PROXY

for the Annual General Meeting of Shareholders of

ARIZONA STAR RESOURCE CORP.

This proxy is solicited by Pan Atlantic Bank and Trust Ltd. ("Pan Atlantic") and not by management of Arizona Star Resource Corporation (the "Corporation"), and will be used at the Reconvened Annual General Meeting of Shareholders to be held on the 16th day of December, 2004.

THIS PROXY MUST BE RECEIVED NO LATER THAN
AT 4:00 P.M. (PACIFIC STANDARD TIME) ON MONDAY, DECEMBER 13, 2004.
SEE BACK FOR DELIVERY INSTRUCTIONS

The undersigned holder of common shares of the Corporation, revoking all proxies previously given, hereby nominates, constitutes, and appoints **Enrique Fenig**, or failing him, **Rudi Fronk**, or instead of either of them, ____________________ the true and lawful attorney and proxyholder of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Reconvened Annual General Meeting of Shareholders of the Corporation, to be held at 11:00 a.m. (Pacific Standard Time) on the 16th day of December, 2004 in Vancouver, British Columbia, and at every adjournment thereof, and at every poll or ballot that may take place in consequence thereof, to the same extent and with the same powers as if the undersigned were present at such meeting. The undersigned hereby confers authority on the person so named to vote in accordance with his judgment as to any amendments or variations to the following matters and as to any other matters which may properly come before the meeting.

Without limiting the general authorization and powers conferred hereby, the undersigned hereby instructs the said proxyholder to vote the common shares represented by this form of proxy as indicated below and hereby revokes any proxy previously given.

Pan Atlantic recommends that Shareholders vote FOR all items below:

1. To determine the number of directors at six (6).

   ❑ **FOR** ❑ **Against**

2. To elect the following nominees as directors of the Corporation:

Albert D. Friedberg	❑ **FOR**	❑ **Withhold from Voting**
Rudi P. Fronk	❑ **FOR**	❑ **Withhold from Voting**
James S. Anthony	❑ **FOR**	❑ **Withhold from Voting**
Paul A. Parisotto	❑ **FOR**	❑ **Withhold from Voting**
Thomas C. Dawson	❑ **FOR**	❑ **Withhold from Voting**
Enrique Fenig	❑ **FOR**	❑ **Withhold from Voting**

3. The reappointment of PricewaterhouseCoopers, Chartered Accountants, as the Auditors of the Corporation and to authorize the Directors to fix the Auditors' remuneration.

   ❑ **FOR** ❑ **Withhold from Voting**

4. To transact such other business as may properly come before the meeting, or any adjournment thereof, in such manner as the said proxyholder sees fit.

   ❑ **FOR** ❑ **Against**

SIGNATURE

________________________________, 2004.

DATE

FAX TO (604) 688-4301 (CIBC Mellon Trust Company)

The common shares represented by this proxy shall be voted, where designated, in the manner designated. **If no designation is specified with respect to the proposals set out above, the common shares represented by this proxy will be voted for the election of those nominees set forth in this proxy and for the appointment of the auditors.**

NOTES:

1. This proxy confers discretionary authority with respect to amendments or variations to certain matters identified in the notice of meeting (the "Notice of Meeting") accompanying the proxy circular of the Corporation dated November 19, 2004, and with respect to other matters which might properly come before the meeting. At the date of the Dissident Proxy Circular accompanying this form of proxy, Pan Atlantic knows of no such matters to come before the meeting other than the matters referred to on this form of proxy and in the Notice of Meeting.

2. **A shareholder has the right to appoint a person or company (who need not be a shareholder) to represent him or her at the meeting other than the nominees of Pan Atlantic. If you desire to designate as proxyholder a person or company other than Enrique Fenig or Rudi Fronk, the nominees of Pan Atlantic, you should strike out their names and insert in the space provided the name of the person or company you desire to designate as proxyholder or complete another form of proxy.**

3. **Please sign and date the proxy.** If not dated, this proxy shall be deemed to be dated on the date it was mailed to shareholders.

4. A proxy, to be valid, must be signed and dated by a shareholder or by his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized offer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an attorney of a corporate shareholder not under its common seal, the instrument so empowering the attorney, or a notarial copy thereof, must accompany the proxy instrument.

5. **Time is of the essence. A proxy, to be effective, must be sent by facsimile to CIBC Mellon Trust Company, at fax number (604) 688-4301 or mailed in the enclosed postage paid envelope so as to reach CIBC Mellon Trust Company at or before 4:00 p.m. (Pacific Standard Time) on Monday, December 13, 2004.**

***

PLEASE ENSURE THAT YOU:

1. SIGN your name exactly as it appears on the label.
2. DATE this proxy.
3. Return your Proxy to CIBC Mellon Trust Company by:

FAXING:

(604) 688-4301

DELIVERING in the enclosed envelope to:

CIBC Mellon Trust Company
Attention: Proxy Department, Leslie MacFarlane
Suite 1600, 1066 West Hastings Street
Vancouver, BC V6E 3X1

If you have any questions or need assistance completing this proxy please call:

Leslie MacFarlane
(604) 891-3008